New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134
617-783-0039

January 17, 2007

Mr. Steven Jacobs
Branch Chief
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Jacobs:

Pursuant to your letter dated December 14, 2006, to Mr. Ronald Brown, President of New England Realty Associates Limited Partnership (“The Company”) Form 10-K for Fiscal Year Ended December 31, 2005, File no. 000-26393, please find our response outlined below.

Form 10K for the year ended December 31, 2005

SEC Comment:

In reference to your conclusion that it is proper to treat part of a building as discontinued operations, we do not understand how you can conclude that the cash inflows and outflows of each floor are independent from the cash flows of the entire building, and do not agree that this should be accounted for as discontinued operations.  In reference to your conclusion that the conversion building by building should be treated as discontinued operations, please provide to us how you determined that each building represents the lowest level for which identifiable cash flows of other group assets and liabilities as per paragraph 4 of SFAS 144.  In your response, please include a quantitative assessment of cash flows and all interdependencies relating to the conversion of these buildings.  In your response, please be as detailed as possible.

Partnership Response:

The Partnership used the guidance of FAS 144 and EITF 03-13 in concluding that the sale of Condo units, either collectively or individually, represents discontinued

operations. As more fully described below, each sale represents a disposal group whose operations and cash flows can be separately identified, will be eliminated from continuing operations of the ongoing entity and will have no continuing significant involvement in the future operations of the disposed groups.

Paragraph 4 of FAS 144 states: “that group (hereafter referred to as the asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.”

Each unit has its own independent cash flows, as rental income and direct expenses, which include condominium fees, real estate taxes, repairs, utilities, interest, and improvements are individually identifiable and accounted for.  The condominium association, funded by condominium fees, paid for by each unit, pays indirect expenses. Therefore, the lowest level of accountability is a single condominium unit — sample schedule attached.

Unlike an apartment building with one deed, each condominium unit has a separate legal deed.  Additionally, each unit is given its individual tax bill by the city’s assessors. An independent bank has advanced money secured by a mortgage interest on the retained condominium units.  The Lender, under Massachusetts’ law, requires that there be a legal separation of the units in order to perfect its lien.  Additionally, the Lender requires separate “books” be maintained for the legal entities against which they are lending. The willingness and ability of the Lender to obtain a mortgage interest on only the retained condominium units further substantiates our position that the cash flows of the units to be sold are independent of the cash flows of the units to be retained.

As to the issue of “No Continuing Significant Involvement,” there is no continuing significant involvement either financially or by having the ability to influence future operations.  In our telephone conversation, a question was raised as to the consequence of a condominium purchaser who did not pay their condo fees. Would the other owners, including the Partnership joint venture, be at risk to their condominium fees being increased due to this non-payment?  Aside from the question of significance, please be advised that Massachusetts’s law provides for unpaid condominium fees to be priorities and they will be paid before mortgages on the delinquent condominium unit.  Accordingly, we believe the financial risk to be insignificant.

 The Condominium Association Documents provide for the election of members of the board of directors by all the condominium unit owners.  The Partnership’s Joint Ventures will retain substantially less than a majority ownership and therefore will not have control of the condominium associations.

Conclusion:

We believe that both legally and functionally a condominium unit is the lowest for which identifiable cash flow are accounted for and, accordingly, are separate asset groups.

Per your request, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEW ENGLAND REALTY ASSOCIATES
LIMITED PARTNERSHIP

/s/ Ronald Brown

BY: Ronald Brown

President of NewReal, Inc., General Partner

Cc: Ms. Kelly McCusker, Staff Accountant

Attachment:

Hamilton 1025 LLC
1025 Hancock Street
Quincy, MA
Schedule of Retained and Sold Condominium Units — A Sample
Year Ending 12/31/2006

	Retained	Sold Unit
	Unit	8/29/06
	#14J	6L

Rental Income	16,675	6,150
Parking Income	600	0
Total Revenue	17,275	6,150

Cleaning	0	120
Condominium Fee	4,018	1,439
Utilities	0	25
Security	0	0
Bad Debt	0	0
Miscellaneous	1,496	538
Parking Operations	3	0
Leasing	0	0
Real Estate Taxes	3,260	1,874
Insurance	177	64
Total Operating Expense	8,954	4,060

NOI	8,321	2,090

Amortization	414	214
Depreciation	3,442	0
Interest	7,981	2,893
Gain on Sale	0	55,045

Net Profit	-3,517	54,029

Mortgage Amount	106,770	58,045	(Paid)